UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2013

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.

(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235

Bloco A — Vila Olimpia

São Paulo, SP 04543-011

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

PERFORMANCE REVIEW - DECEMBER 31, 2012

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

We presented the Management Report to consolidated interim financial statements of Banco Santander (Brasil) S.A. for the period ended December, 2012, were prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and the interpretations issued by the IFRS Interpretation Committee (Current name of IFRIC) (IFRS).

• Macroeconomic Environment

Economic activity showed a slight recovery during the fourth quarter. Overall GDP growth in third quarter of 2012 (last data available) increased to 0.9% in comparison to the third quarter of 2011, from 0.5% in the second quarter of 2012. Investments showed a 5.6% year-over-year contraction in the period, whereas household consumption expanded a modest but solid 3.4% in the same basis of comparison. Once again, the industrial sector showed the worst performance, with a 1.0% decline in its production from the levels seen one year ago. This dynamic reflects the continued strength of income and employment domestically, contrasting with the weaker global environment.

Consumer prices, as measured by the National Index of Consumer Price Large (IPCA), reached 5.84% in 2012, above the level observed in September (5.28%). Service prices continue to exert pressure on inflation, driven by increasing labor costs. Meanwhile, the prices of durable goods contributed to mitigate inflationary pressures, favored by the disinflationary impact of the tax breaks currently in place for cars and other goods. In this context of weaker economic activity and inflation within the target, the Bacen finished with its policy of easing monetary conditions (-500 bps), bringing the target overnight rate Special System of Clearance and Custody (Selic) to 7.25% p.a., the lowest level of the historical series.

In compass with that, bank lending rates have continued to decline, with the average lending rate to individuals reaching 34.6% p.a. in December, also a historical low. Outstanding credit advanced 16.2% from previous year levels, reaching R$2.3 trillion, which corresponds to 53.5% of GDP, the highest level ever. Growth in housing financing remains as the highlight, posting a 38.2% year-over-year growth in the same period.

Weaker global conditions have been weighing on Brazilian exports, which have contracted by 5.3% in 2012 versus the same period of the previous year. Imports also declined mildly by 1.4% in the same period, reflecting a weaker currency and slower domestic demand. As a result, the trade surplus in 2012 declined from US$29.8 billion to US$19.5 billion.

Nevertheless, the current account deficit remained relatively stable around US$50 billion in the twelve months through December, with the contraction of remittance of profits and dividends offsetting the poorer trade results. On the financing side, foreign direct investment flows (US$65.3 billion) continue to largely exceed the current account deficit. The exchange rate closed the fourth quarter around R$2.04/US$.

On the fiscal side, the various tax breaks announced by the government to stimulate the economy, in conjunction with the lower economic activity, led to weaker tax collection and consequently a narrowing primary surplus in the public sector, which reached 2.25% of GDP in the twelve months through November. Nevertheless, declining interest rates have kept public sector borrowing requirements relatively unchanged at 2.7% of GDP over the same period. The net public sector debt reached 35.2% of GDP by end-November.

1. Net Income

Consolidated Income Statements			Annual	4th Quarter of	3rd Quarter of	Quarterly
R$ Million	12.31.12	12.31.11	Change %	2012	2012	Change %

INTEREST NET INCOME	31,692	27,902	13.6%	7,663	8,037	-4.6%
Income from equity instruments	94	94	0.0%	47	5	840.0%
Income from companies accounted for by the equity method	73	54	35.2%	14	23	-39.1%
Commissions (net)	7,753	7,339	5.6%	2,013	1,969	2.2%
Gains (losses) on financial assets and liabilities (net) and Exchange differences (net)	(170)	(235)	-27.7%	(135)	211	-164.0%
Other operating income (expense)	(625)	(379)	64.9%	(141)	(142)	-0.7%
TOTAL INCOME	38,817	34,775	11.6%	9,461	10,103	-6.3%
Administrative expenses	(13,203)	(12,373)	6.7%	(3,461)	(3,315)	4.4%
Personnel expenses	(7,127)	(6,644)	7.3%	(1,852)	(1,798)	3.0%
Other general expenses	(6,076)	(5,729)	6.1%	(1,609)	(1,518)	6.0%
Depreciation and amortization	(1,831)	(1,462)	25.2%	(482)	(485)	-0.7%
Provisions (net)	(2,207)	(3,061)	-27.9%	(491)	(574)	-14.4%
Impairment losses on financial assets (net)	(16,476)	(9,382)	75.6%	(4,801)	(3,781)	27.0%
Impairment losses on other assets (net)	(38)	(39)	-2.6%	(30)	(16)	82.4%
Gains on disposal of assets not classified as non-current assets held for sale	501	5	N/A	499	—	N/A
Gains (losses) on disposal and expenses of non-current assets held for sale not classified as discontinued operations	(52)	448	-111.6%	(62)	(3)	1924.2%
OPERATING PROFIT BEFORE TAX	5,511	8,911	-38.2%	632	1,928	-67.2%
Income taxes	(52)	(1,155)	-95.5%	178	(462)	-138.5%
PROFIT FOR THE PERIOD	5,459	7,756	-29.6%	810	1,465	-44.7%

Net Interest Margin

On December 31, 2012, the net interest income reached R$31,692 million increased of 13.6% compared with the previously year. On the quarter decreased of 4.6%.

Revenues from credit presented an evolution during the year, due to the growth in the average volume of credit portfolio in twelve months. On the other hand, revenues in the quarter accounted decreased due to a reduction in the average spread, mainly due to the change in the portfolio mix of individual products.

Expenses (Administrative + Personnel)

The expenses (administrative + personnel) totaled R$13,203 million in December 31, 2012, increased of 6.7% compared with the previously year. Compared with the third quarter of 2012, the general expenses had an increase change of 4.4%. Other administrative expenses totaled R$6,076 million, increased of 6.1% in twelve months and 6% on quarter.

Personnel expenses totaled R$7,127 million on December 31, 2012, increased of 7.3% in twelve months and 3% compared with the third quarter.

As a result the efficiency ratio, calculated by division the general expenses by total revenue, reached 34.0% on year and 36.6% on quarter.

Provision for impairment of loans and advances

The impaired assets amounted R$18,004 ( December 31, 2011 - R$11,190)  increased R$6,814 or 60.9% compared to December 31, 2011, , the provision for impairment losses, including the total revenue recovery, totaled R$16,476 (R$9,382 on December 31, 2011), increased R$7,094 or 75.6% compared to December 31, 2011. In addition, were recovered R$1,529 of loans previously charged off in twelve months.

Income Taxes

The total taxes includes income tax, social contribution, PIS and Cofins. In December 31, 2012, the tax income reached to an expense of R$52 million, considering the Cayman fiscal hedge effect the income tax is an expense of R$1,437 million.

2. Assets/Liabilities

Total Assets at December 31, 2012 totaled R$421,085 million.

Consolidated Balance Sheets			Annual Change		Quarterly
R$ Million	12.31.12	12.31.11%		09.30.12	Change %

Assets
Cash and Balances with the Brazilian Central Bank	55,535	65,938	-15.8%	63,053	-11.9%
Financial Assets held for Trading	31,638	29,901	5.8%	22,140	42.9%
Other Financial Assets at Fair Value Through Profit or Loss	1,228	666	84.4%	1,335	-8.0%
Loans and amounts due from credit institutions	5	61	-91.8%	10	-50.0%
Debt instruments	124	230	-46.1%	134	-7.5%
Equity instruments	1,099	375	193.1%	1,191	-7.7%
Available-for-Sale Financial Assets	44,149	44,608	-1.0%	40,941	7.8%
Loans and Receivables	226,957	202,757	11.9%	224,686	1.0%
Loans and amounts due from credit institutions	29,988	19,691	52.3%	31,332	-4.3%
Loans and advances to customers	210,741	194,184	8.5%	206,735	1.9%
Impairment Losses	(14,042)	(11,180)	25.6%	(13,648)	2.9%
Debt instruments	270	62	335.5%	267	1.1%
Hedging Derivatives	156	81	92.6%	79	97.5%
Non-Current Assets Held For Sale	166	132	25.8%	134	23.9%
Investments in Associates and Joint Ventures	472	422	11.8%	459	2.8%
Tangible Assets	5,938	5,008	18.6%	5,609	5.9%
Intangible Assets	32,021	31,436	1.9%	31,901	0.4%
Goodwill	27,218	27,218	0.0%	27,218	0.0%
Other intangible assets	4,803	4,218	13.9%	4,683	2.6%
Tax Assets	19,881	16,250	22.3%	19,697	0.9%
Other Assets	2,944	2,687	9.6%	2,661	10.6%
Total Assets	421,085	399,886	5.3%	412,695	2.0%

Consolidated Balance Sheets			Annual Change		Quarterly
R$ Million	12.31.12	12.31.11%		09.30.12	Change %

Liabilities
Financial Liabilities Held For Trading	5,352	5,047	6.0%	5,693	-6.0%
Financial Liabilities at Amortized Cost	306,976	291,451	5.3%	298,545	2.8%
Deposits from Central Bank of Brazil and deposits from credit institutions	35,074	51,527	-31.9%	38,022	-7.8%
Customer deposits	188,595	174,474	8.1%	182,242	3.5%
Marketable debt securities	54,012	38,590	40.0%	49,384	9.4%
Subordinated liabilities	11,919	10,908	9.3%	11,696	1.9%
Other financial liabilities	17,376	15,952	8.9%	17,201	1.0%
Hedge Derivatives	282	36	683.3%	182	54.9%
Provisions	8,822	9,515	-7.3%	9,177	-3.9%
Tax Liabilities	13,784	11,876	16.1%	14,109	-2.3%
Other Liabilities	4,303	3,929	9.5%	3,887	10.7%
Total Liabilities	339,519	321,854	5.5%	331,592	2.4%
Shareholders’ Equity	79,815	77,045	3.6%	79,697	0.1%
Other Comprehensive Income	1,502	968	55.2%	1,379	8.9%
Non-Controlling Interests	249	19	n.a.	27	822.2%
Total Equity	81,566	78,032	4.5%	81,103	0.6%
Total Liabilities and Equity	421,085	399,886	5.3%	412,695	2.0%

Loan Portfolio

The growth strategy of Banco Santander remains supported by the most profitable segments: Individuals and Small and Medium-sized Entities. As a result, the total portfolio reached R$210,741 million, increasing in twelve months 8.5% and in three months 1.9%.

Funding

Total funding (deposits from credit institutions, deposits from clients, marketable debt securities and subordinated liabilities) reached R$289,600 million on 2012, increasing 5.1% compared with 2011.

3. Stockholders’ Equity

Banco Santander consolidated shareholders’ equity amounted to R$81,566 million on December 31, 2012, compared with R$78,032 million in December 2011.

The evolution of shareholders’ equity compared with December 31, 2012 is due to income of R$5,459 and the movements of other comprehensive income amounting to R$534 million,  partially reduced by dividends and interest on capital of R$2,670 million,  approved by the Board.

In 2012 was acquired 3,229,618 Units which held in treasury. The balance accumulated of treasury shares on December 31, 2012, amounting to 8,610,418 Units (December 31, 2011 — 5,380,800) equivalent to R$134,371 (December 31, 2011 — R$79,547). The minimum, weighted average and maximum cost per Unit of the total number of treasury shares is, respectively, R$13.80, R$15.61 and R$18.52. In 2011 was acquired and held in treasury 1,732,900 ADRs, in the amount of R$36,191 (December 31, 2011 - R$33,221). The minimum, weighted average and maximum cost per ADR is US$10.21. The market value of these shares on December 31, 2012 was R$14.97 per Unit and US$7.28 per ADR.

Dividends and Interest on Capital

In 2012, were posted dividends of R$1,650 million, interim dividends of R$491 million based on reserve for dividend equalization and intercalary dividends of R$1.159 million.

Interest on capital of R$1.020 million, which R$400 million on March, R$170 million at June and R$450 million on December, 2012. The amount of interest on capital and intercalary dividends will be fully attributed to mandatory dividends for fiscal year 2012, the amounts outstanding, R$1,470 million was paid from August 29, 2012 and R$1.200 million will be paid from February 26, 2013, without any compensation to the title of restatement.

Basel Index

Banco Santander regulatory capital is measured based on the Basel II Standardized Approach, as established by Bacen, and considers: (a) Credit Risks — capital requirement portion for exposed assets and credit commitments, both weighted by a risk factor, considering the risk of mitigation through the use of guarantees; (b) Market risks — capital requirement portions for exposures related to the fluctuations in foreign currency interest rates, price indices, and interest rates; the prices of commodities and shares classified in the trading portfolio; and interest rates not classified in the trading portfolio; and (c) Operational risks — requirement of a specific capital portion.

The Basel II ratio, which is calculated in a consolidated manner and reached 20.8%, and, disregarding the effect of goodwill, as determined by the international rule, the index is 17.7%.

Banco Santander, according to Bacen Letter 3.477/2009, quarterly disclose information relating to risk management and Regulatory Capital (PRE). A report with further details of the structure and methodology will be disclosed in the legal deadline, at the website www.santander.com.br/ri.

Analysis of Income by Segment

Banco Santander operates three business segments: Commercial Bank, Global Wholesale Bank and Asset Management and Insurance. The Commercial Banking segment encompasses the entire commercial banking business (except for the Corporate Banking business managed globally using the Global Relationship Model). The Asset Management and Insurance segment includes the contribution to the Bank arising from the design and management of the investment fund, pension and insurance businesses of the various units. The Global Wholesale Banking segment reflects the returns on the Global Corporate Banking business, those on Investment Banking and Markets worldwide, including all treasury departments and the equities business.

On December 31, 2012, the Commercial Bank reached for 47.7% of profit before tax. The Global Wholesale Bank reached 46.0% and Asset Management and Insurance, reached 6.3%.

The profit before tax for the Commercial Banking reached R$2,628 million, the Global Wholesale Bank recorded a profit before tax of R$2,537 milhões and the segment of Asset Management and Insurance had a profit before tax of R$346 million on December 31, 2012.

Results by Segment R$ Million	12.31.12	12.31.11	Annual Change %	3° Quarter of 2012	2° Quarter of 2012	Quarterly Change %

Commercial Bank *	2,628	5,128	-48.8%	8	1,253	99.4%
Global Wholesale Banking	2,537	2,947	-13.9%	542	602	-10.0%
Asset Management and Insurance	346	835	-58.6%	82	73	12.3%
Profit Before Tax	5,511	8,910	-38.1%	632	1,928	-67.2%

(*) Includes in the Commercial Bank, the economic hedge of investment in dollar (a strategy to mitigate the effects of fiscal and exchange rate variation of offshore investments on net income), the result of which is recorded in “Gains (losses) on financial assets and liabilities” fully offset in taxes line. Adjusted for losses amounting to R$ 1,437,250 due to the effects of the devaluation of the Real against the Dollar in 2012, the Profit before Tax for the Commercial Bank segment was R$ 4,064,874.

• Recent Event

Extension of deadline for achieving a minimum (free float) of 25%

On October 9, 2012, Banco Santander informed the market, that the BM&FBovespa S.A. — Bolsa de Valores, Mercadorias e Futuros (BM&FBovespa), had granted its request, and that of its controlling shareholders, to extend the time needed to achieve a minimum free float of 25% to October 7, 2013, extendable for a further year under certain conditions.

As reported by the controlling shareholder, the Banco intends to achieve the difference between the current percentage of outstanding shares and the required minimum, through the sale or delivery of shares issued through private trades with certain qualified investors in the Brazilian market or abroad (including in the form of ADRs) and/or through the issuance of new shares.

• Subsequent Event

Reduction of Santander Leasing S.A. Arrendamento Mercantil (Santander Leasing)

The capital of Santander Leasing was reduced without changing the number of shares issued in the amount of R$5 billion, to be considered excessive to maintain is activities, according to article 173 of Law 6.404/1976 and under the company’s Extraordinary General Meeting (EGM), held on January 4, 2013.

Such capital reduction will become effective only: (i) upon approval of the Brazilian Bacen, (ii) 60 days after the release of the minutes of the EGM which deliberated on the capital reduction, without any opposition from creditors, and (iii) after prior approval of the majority of the debenture holders of Santander Leasing.

• Strategy

Banco Santander’s strategy is based on the following objectives:

• to be the best Banco in terms of service quality, sustained by the operational efficiency of the technological platform;

• the focus on improving customer services through quality services and infrastructure;

• to intensify the relationship with customers in order to become the Banco of choice of our customers;

• to increase the commercial punch in key segments/products, such as SMEs, card issuers, the acquiring business, mortgages, vehicle financing and insurance;

• to take advantage of products and service cross selling opportunities;

• to continue building and strengthening the Santander brand in Brazil until it becomes one of the TOP 3 financial brands; and

• to maintain prudent risk management.

In Brazil, the Bank’s business model, which is distinguished for sharing the best global practices of the Santander Group, is based on five main pillars:

1) Customer oriented;

2) Global brand;

3) Cost efficiency;

4) Prudent risk management; and

5) Solid balance sheet.

With a BIS Ratio of 20.8%, Banco Santander is the most capitalized bank among the largest retail banks, with comfortable liquidity and coverage levels, and funding and capital independence from controlling shareholder. Thanks to these and other factors, Banco Santander was considered the eleventh most solid Banco in the world and the first in Brazil by Bloomberg Markets Magazine.

As part of the strategy of becoming the best and most efficient Universal Bank in Brazil, several improvements were made, including:

• improvement of credit analysis processes, generating more agility and autonomy in the branch network;

• simplifying documentation processes, thereby speeding up the response to mortgage loans applications; and

• expansion of access channels to Santander Mobile.

All these initiatives are aligned with the Bank’s mission: “To be our customers’ choice for being the simple and safe, efficient and profitable bank, that constantly seeks to improve the quality of every service, with a team that enjoys working together to conquer everyone’s recognition and trust”. Some results are already positive — one example being that Banco Santander has significantly improved its position in the Bacen complaints rankings from second place in December 2011 to fifth in December 2012.

Another fact worth mentioning is the recognition of Banco Santander role in sustainability. Its strategy, based on three basic pillars: Social and Financial Inclusion, Education and Management, and Social and Environmental Businesses, gained market recognition in September, when it was elected the greenest company in the “Financial Institution” category and was among the 20 companies with the best environmental practices in the “Prêmio Época Empresa Verde” (Época Green Company Awards), sponsored by Editora Globo. Additionally in October Banco Santander was elected as the greenest company in the world by Newsweek Magazine in the fourth edition (2012) of its “Green Rankings: Global Companies” awards.

• Main Subsidiaries

As of December 31, 2012, Santander Leasing reported total assets of R$52,466 million, a lease and other credits portfolio of R$4,125 million, and stockholders’ equity of R$10,248 million. Net income for the exercise of 2012 was R$1.064 million.

As of December 31, 2012, Aymoré Crédito, Financiamento e Investimento S.A. (Aymoré CFI) reported R$31,218 million in total assets, R$26,768 million in lending operations and others credits, and R$1,118 million of stockholder´s equity. The loss for the exercise of 2012 was R$104 million.

As of December 31, 2012, Santander Corretora de Câmbio e Valores Mobiliários S.A. (Santander CCVM) reported total assets of R$766 million and stockholders’ equity of R$302 million. Net income for the exercise of 2012 was R$63 million.

As of December 31, 2012, Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A. (Santander Brasil Asset) reported total assets of R$265 million. The stockholders’ equity of R$172 million, and net income for the exercise of 2012 was R$55 million. The stockholders’ equity of investment funds reached Consolidated R$113,854 million.

As of December 31, 2012, Santander Brasil, Establecimiento Financiero de Credito, S.A. (Santander Brasil EFC) reported total assets of R$2,107 million and stockholders’ equity of R$2,018 million. Net income for the exercise of 2012 was R$2.263 thousand.

Balances reported above are in accordance with accounting practices established by Brazilian Corporate Law and standards established by the CMN, the Bacen and document template provided in the Accounting National Financial System Institutions (Cosif) and the CVM, that does not conflict with the rules of Bacen.

Rating Branches

Banco Santander is rated by international ratings agencies and the ratings assigned, as shown in the table below, reflect many factors including management quality, operating performance and financial strength, as well as other factors related to the financial sector and economic environment in which the Company is inserted.

	Global Scale				National Scale
Agency	Local Currency		Foreign Currency		National
Ratings	Long Term	Short Term	Long Term	Short Term	Long Term	Short Term

Fitch Ratings (Perspective)	BBB (negative)	F2	BBB (negative)	F2	AAA (bra) (negative)	F1+ (bra)

Standard & Poor’s (Perspective)	BBB (stable)	A-2	BBB (stable)	A-2	brAAA (stable)	brA-1

Moody’s (Perspective)	Baa1 (stable)	Prime-2	Baa2 (positive)	Prime-2	Aaa.br (stable)	Br-1

Ratings assigned according published reports of the Rating agencies: Fitch Ratings (December 20, 2012); Standard & Poor’s (December 18, 2012) and Moody’s (June 27, 2012).

• Corporate Governance

In 2012, meetings were held with the Advisory Committees of the Board of Directors of Banco Santander which comprises: Audit Committee; Risk Committee; Corporate Governance and Sustainability Committee, and Compensation and Nomination Committee, underlining the Company’s best corporate governance practices.

On October 24, 2012, the Banco Board of Directors appointed the members and coordinator of the Risk Committee of the Banco and approved an amendment to its procedural rules, thereby ensuring a more robust corporate governance system in line with best practices.

The Board also monitored the implementation of the action plans arising from its assessment in the previous quarter.

On December 19, 2012, the Board of Directors approved the proposal for the granting of “Deferred Bonus Plans” for 2012, to executive officers, managers and others employees of the Banco and companies under its control; the Banco Santander’s Calendar of Corporate Events for 2013; and the election of the new members of the Banco Board of Executive Officers — Mr. Manoel Marcos Madureira, as Executive Officer, and Mrs. Ana Paula Nader Alfaya, Mr. Carlos Alberto Seiji Nomoto, Mr. Fernando Díaz Roldán and Mr. Nilton Sergio Silveira Carvalho as Officers without portfolio.

In December 21, 2012, it was homologated by the Brazilian Bacen, the election procedures of the new members of the Board of Directors: Mrs. Marília Artimonte Rocca, who accomplished the qualifications of an Independent Counselor and Mr. Conrado Engel, who is, today, Senior Executive Vice-President Officer at the Banco, responsible for the Retail Segment.

• Risk Management

1. Corporate Governance of the Risk Function

The structure of Banco Santander Risk Committee is defined in accordance with the highest standards of prudent management and client vision, together with the Santander Group (Spain):

• to approve the proposals and operations and limitations of clients and portfolio;

• to authorize the use of local management tools and risk models and to be familiar with the result of their internal validation;

• to guarantee Banco Santander’s activities are consistent with the risk tolerance level previously approved by the Executive Committee and by Santander Group (Spain); and

• to be aware of, assess and adhere to any timely observations and recommendations that come to be made by the supervisory authorities in the fulfillment of their duties.

The Executive Risk Committee has delegated some of its prerogatives to the Risk Committees, which are structured according to business, type and sector.

The risk function at Banco Santander is executed by the Executive Vice-Presidency of Risk, which is independent from the business areas, both from a functional and hierarchical point of view, and reports directly to the CEO of Banco Santander and to the head of the Santander Group (Spain) risk department.

The Executive Vice-Presidency of Risk is divided into areas with two types of approach:

• methodology and control, which adapts the policies, methodologies and the risk control systems; and

• business risk, focused on risk management and the establishment of risk policies for each business operation conducted by Banco Santander in Brazil.

2. Structure of Capital Management

The goal is to achieve an efficient capital structure, meeting the regulatory requirements and contributing to reach the goals regarding the classification of rating branches.

The capital management including securitization, sale of assets, raising capital through shares issues, subordinated debt and hybrid instruments. Risk management seeks to optimize value creation in the Banco Santander and the different business units. To this end, capital management, Return on Risk Adjusted Capital (RORAC) and the creation of data values for each business unit are generated. The Banco Santander uses a measurement model of economic capital in order to ensure it has enough capital available to support the risks of economic activity in different scenarios, with solvency levels agreed by the Group.

Projections of economic and regulatory capital are made based on financial projections (Balance Sheet, Income Statements, etc.) and macroeconomic scenarios estimated by the economic research service of the Financial Management area. The economic capital models are essentially designed to generate risk-sensitive estimates with two goals in mind: more precision in risk management and allocation of economic capital to various units of Banco Santander.

3. Credit Risk

Credit risk is the exposure to loss in the case of total or partial default by customers or counterparties in the fulfillment of their financial obligations to Banco Santander. Credit risk management seeks to establish strategies, besides setting limits, including the analysis of exposure and trends and the effectiveness of credit policies. The aim is to maintain a risk profile and adequate minimum profitability which compensates for the estimated default risk of customers and portfolios, as established by the Executive Committee.

The role of the credit and market risk department is to develop policies and strategies for credit risk management in accordance with the risk appetite determined by the Executive Committee.

Additionally, it is responsible for the control and monitoring system used in credit and market risk management. These systems and processes are applied in the identification, measurement, control and reduction of exposure to credit risk in individual operations or those grouped together by similarity.

4. Market Risk

Market risk is the exposure to risk factors including interest rates, exchange rates, stock market prices and other values, according to the type of product, the volume of operations, the terms and conditions of the agreement and underlying volatility. Market risk management includes practices of measuring and monitoring the use of limits that are pre-set by internal committees, of the value at risk of the portfolios, of sensitivity to fluctuating interest rates, of exposure to foreign exchange rates, and of liquidity gaps, among other practices which the control and monitoring of the risks which may affect the position of Banco Santander portfolios in the different markets in which the Bank operates.

Risk management at Banco Santander is based on the following principles:

• independence from the risk function in relation to business;

• effective participation of management in decision-making;

• a consensus between the risk and business departments on decisions involving credit operations;

• collegiate decision-making, including the branch network, thereby promoting the existence of different points of view and avoiding decisions being made by individuals;

• the use of statistical tools for estimating default including internal rating, credit scoring and behavior scoring, RORAC, VaR (Value at Risk), economic capital, scenario assessment, among others;

• global approach, including the integrated treatment of risk factors in the business departments and the use of the concept of economic capital as a consistent metric for assumed risk and for assessing management;

• the retention of a predictable profile with conservative risk (medium/low) and low volatility in relation to credit and market risks. This is done by diversifying the portfolio, limiting the concentrations of customers, groups, sectors or geographic regions, reducing the complexity level of market operations, the social and environmental risk analysis of business and projects financed by the Bank, and continuous monitoring to prevent the portfolios from deteriorating; and

• the definition of policies and procedures that comprise the corporate risk framework, by means of which risk activities and processes are regulated.

5. Social and Environmental Risk

The Environmental Risk Practice of Banco Santander is now applicable for the Wholesale Banco, besides the lending, which provides analysis of social and environmental risk standards in the credit approval process. The area of Environmental Risk analyzes the environmental management of its clients, checking items such as contaminated areas, deforestation, labor violations and other problems, in which there is a risk of penalties.

A specialized team, with background in Biology, Health and Safety Engineering and Chemical Engineering, monitors the environmental practices of our corporate clients, while our financial analysis team studies the potential damage and impacts that adverse social and environmental situations may cause to the financial condition and to the customers guarantees, among other effects. Our experience shows that the company which cares about well-being of its employees and the environment in which it operates tends to have a more efficient management. Thus, it is more likely to honor their commitments and develop good businesses.

6. Operational Risk Management, Internal Controls - Oxley Act and Internal Audit

Banco Santander’s corporative areas, responsible for technological and operational risk management and Internal controls are subordinate to different Vice-Presidents, with structures, procedures, methodologies, tools and specific internal models guaranteed through an appropriate managerial model permitting the identification, capture, assessment, control, monitoring, mitigation and reduction of operational risk events and losses. In addition, the management and prevention of operational and technological risks, the continuity of the business and the continuous strengthening of the internal control system, meets the requirements of the regulators, the New Basel Accord - BIS II (as regulated by the Bacen), and the Sarbanes-Oxley Act (SOX). It is also aligned with the guidelines set forth by Banco Santander Spain, which are based on the COSO - Committee of Sponsoring Organizations of the Treadway Commission — Enterprise Risk Management — Integrated Framework.

The procedures developed and adopted are intended to ensure Banco Santander’s continuing presence among the select group of financial institutions recognized as having the best operational risk management practices, thereby helping to continuously improve its reputation, solidity and reliability in the local and international markets.

Management is an acting party, aligned with the mission of the areas, recognizing, participating and sharing responsibility for the continuous improvement of the operational and technological risk management culture and structure, as well of the internal control system, in order to ensure compliance with the established objectives and goals, as well as the security and quality of the products and services provided.

Banco Santander’s Board of Directors opted to adopt the Alternative Standardized Approach (ASA) to calculate the installment of PRE related to operational risk.

The 2011 review of the effectiveness of internal controls in the Banco Santander companies, in accordance with section 404 of the Sarbanes-Oxley Act, was concluded in March 2012 and found no evidence of any material issues.

Additional information on the management models, can be found in the annual and social reports at: www.santander.com.br/ri.

Internal Audit depends directly on the Board of Directors, whose activities are supervised by the Audit Committee. Internal Audit’s objective is to supervise the compliance, efficiency and effectiveness of internal control systems, as well as the reliability and quality of accounting information. Thus, all Banco Santander’s companies, business units, departments and core services are under its scope of application.

During 2012, the Audit Committee and the Board of Directors were informed on Internal Audit’s works, as per its annual planning. The Audit Committee’s 2012 meeting approved the internal audit work plan and activity report for the year.

In order to perform its duties and reduce coverage risks inherent to Santander’s activities, the Internal Audit area has internally-developed tools updated whenever necessary. Among these tools, it is worth mentioning the risk matrix, for it is used as a planning tool, prioritizing each unit’s risk level, based on its inherent risks, audit’s last rating, level of compliance with recommendations, size, quality of credit portfolio, etc.

In addition, work programs - which describe future audit tests - are revised annually for compliance with the requirements. Throughout 2012, internal control procedures and controls on information systems pertaining to units under analysis were assessed, taking into account their conception efficiency and performance.

• People

For Banco Santander ensure the preference of its clients, it is essential to put the utmost value on its main asset: People. Since its employees are the strongest link between the Bank and its clients, it is continuously fine-tuning its management practices and processes so that they remain fully motivated and fulfill all their potential.

Banco Santander seeks to ensure that its professionals identify with the Organization and share its values, in the belief that their dedication is crucial for the consolidation and dissemination of its differentials. Consequently, in addition to offering and encouraging a participatory and collaborative working environment, it prepares its teams so way that they have various career and development possibilities. Thanks to a series of local and international programs and opportunities, employees are always alert to new opportunities and challenges.

Some of Banco Santander’s initiatives for supporting the personal and professional growth of its People are listed below:

• Career Opportunities and Recognition: preparing its employees and interns for various career and development possibilities. It offers local and international development programs and encourages mobility between different areas and countries and identifies the progress of each individual through transparent and objective assessment procedures, merit-based compensation and non-financial recognition;

• People Appreciation: valuing its People outside the professional area by recognizing their social and family needs. It offers opportunities and benefits geared towards the complete individual, such as the Specialized Personal Support Program (PAPE), as well as more segmented solutions, aimed at ensuring a better working, home and social life;

• Continuous Managerial Development: Banco Santander’s managers are the strongest link between the Organization and its professionals. They are therefore subject to continuous development programs to ensure their alignment with the Bank’s strategy and proposal and that they inspire their teams and promote their advancement in the pursuit of excellence, thereby generating results for shareholders, clients, employees and society as a whole;

• Encouraging Innovation: encouraging its professionals to always look ahead, trying to glimpse hitherto unseen horizons in order to improve client service and generate efficiency. Best practices are shared on a daily basis and ideas are highly valued;

• Participatory and Collaborative Environment: there is ample room for employees to question, discuss and suggest new ways of doing things in a participatory and collaborative manner within a multicultural and multigenerational environment. The Bank’s relationships are based on transparency and trust in order to promote teamwork and self-esteem. Thus everyone progresses and teams mesh, allowing the Bank to evolve and innovate; and

• Being Part of a World Class Company: with a differentiated proposal as an employer, a talented team with the best professionals in the market, and an increasingly strong brand, Banco Santander has many reasons to be proud. International tradition, a global presence and local recognition are underlined by its 155 years of history, 190 thousand employees worldwide, 54 thousand in Brazil alone, and more than 100 million clients.

• Sustainable Development

In the year in which Santander Microcrédito Assessoria Financeira S.A. (Microcrédito) completed a decade of operations, its financial results were also a cause for celebration: in 2012 through September, the active portfolio totaled R$216.8 million, 38% up on the same period in 2011. By the end of the third quarter, we had disbursed R$309 million to small entrepreneurs.

In December, the first of ten wind farms in which Banco Santander maintains an interest in Brazil was inaugurated in the state of Ceará. We are the only Banco in the Brazilian market that invests directly in wind power projects.

November saw the announcement of the 21 winners of the 8th edition of the Prêmios Santander Universidades de Ciência e Inovação, Empreendedorismo, Universidade Solidária e Guia do Estudante — Destaques do Ano (Santander Universities of Science and Innovation, Entrepreneurship, Solidarity University and Student Guide Awards — Highlights of the Year). All in all, Santander Universidades distributed more than R$1 million in financial support and international scholarships. There were 10,252 enrollments in 599 educational institutions throughout Brazil, 67% more than in the previous year.

In addition, Santander Universidades, with the support of Universia, launched a pioneering initiative. In 2012, we invited professors of Economics and Business Administration from all over Brazil to participate in the Santander Educational Practices for Sustainability in order to insert sustainability into the classroom. More than 250 people took part and six finalists presented their proposals at an event in São Paulo.

In its 2012 edition, the Programa Amigo de Valor (Valued Friend Program) raised R$10 million, a new record. More than 39,000 employees, interns and clients took part. The funds will be allocated to projects that will benefit children and teenagers in 47 Brazilian municipalities.

• Corporate Restructuring

We implemented various social movements in order to reorganize the operations and activities of entities according to the business plan of the Banco Santander:

a) Constitution Foreign Subsidiary

Banco Santander established an independent subsidiary in Spain, Santander Brasil EFC, in order to complement the foreign trade strategy allowing to provide financial products and services for corporate clients - large Brazilian companies and their operations abroad - and offer financial products and services through an offshore entity that is not established in a jurisdiction with favorable tax treatment.

The approval process for the foreign subsidiary before the regulatory bodies (Bacen, Ministerio de Economia y Hacienda of Spain and Banco de España) was completed on March 28, 2012. The payment the share capital of the subsidiary, was held in the amount of €748 million.

b) Segregation of equity investments of the temporary nature and of the investments in companies that provide services complementary to those provided by financial institutions.

Aiming to segregate the equity investments of a temporary nature (private equity) and equity interests in entities that provide complementary services to the financial services Banco Santander, were made the following acts:

• Partial spin-off of Santander Participações S.A. (Santander Participações, current corporate name of Santander Advisory Services S.A.), based version of the spun-off assets to Santander S.A. Serviços Técnicos, Administrativos e de Corretagem de Seguros (Santander Serviços) (Partial Spin-Off), approved by shareholders in the meeting held on December 31, 2012. The spun-off assets corresponded to investments in Santander Serviços and Webmotors S.A. The Partial Spin-off took place through the transfer of net assets of Santander Participações to the capital of Santander Serviços, based on the audited balance sheet on the November 30, 2012. Equity changes that occur between the base date of such balance sheet and the execution of the Partial Spin-off were recognized and recorded directly into Santander Serviços;

• Capital increase in Santander Serviços on December 31, 2012 in the amounts of R$371 million, with the issuance of 113,803,680,982 common shares, fully subscribed and paid by Santusa Holding, S.L. (Santusa) in Spain investment company controlled by Banco Santander Spain. After such transaction, Santander Serviços capital stock to be owned by Banco Santander and Santusa, in the proportion of 60.65% and 39.35%, respectively; and

• Acquisition by Santander Serviços shares of the company Tecnologia Bancária S.A. - Tecban (Tecban) held by Santusa as Sale and Purchase Agreement entered into between the parties on January 21, 2013. The acquisition, corresponding to 20.82% of the share capital of Tecban, is subject to authorization by the Bacen pursuant to Resolution 4.062/2012.

c) Incorporation of Santander Administradora de Consórcios Ltda (Santander Consórcios) by Santander Brasil Administradora de Consórcio (Santander Brasil Consórcio)

At meetings held on July 25, 2012, the Board of Directors of Santander Consórcios and Santander Brasil Consórcio agreed and decided to submit for approval from their respective partners, the incorporation propose of Santander Consórcios (Incorporated) by Santander Brasil Consórcio (Incorporator) (Incorporation) which was approved at meeting of the Partners Incorporated and Incorporator on July 31, 2012.

The merger will give through the transfer of the net book value of incorporated for the equity of the incorporator, based on the audited balance sheet at June 30, 2012. The equity variations occurred between the base date of that balance sheet and the effectiveness of the incorporation (the date of the Contract Amendment) will be recognized and recorded directly on the incorporator.

On November 30, 2012 this process of incorporation was approved by the Bacen.

b) Sale of Zurich Santander Brasil Seguros e Previdência S.A. (formerly Santander Seguros S.A.)

Following the approval by Superintendence of Private Insurance (Susep) on August 23, 2011, we closed the sale on October 5, 2011, by Banco Santander of all shares issued by Zurich Santander Brasil Seguros e Previdência S.A. and indirectly of Zurich Santander Brasil Seguros S.A. (formerly Santander Brasil Seguros S.A.) for  (i) Zurich Santander Holding (Spain), SL (Zurich Santander), a holding company based in Spain held 51% (fifty one percent) by the Zurich Financial Services Ltd. and its affiliates (Zurich) and 49% (forty nine percent) by Banco Santander Spain, and  (ii) Inversiones ZS America SPA, a company established in Chile and held by Zurich Santander (Inversiones ZS).

This closing effected  the transfer, (i) by Banco Santander to ZS Insurance of 11,251,174,948 common shares of Zurich Santander Brasil Seguros e Previdência S.A., and to Inversiones ZS of 3 common shares of Zurich Santander Brasil Seguros e Previdência S.A., and (ii) payment of the preliminary purchase sale price to Banco Santander, net amounts to R$2,741,102 (received  in October 5,2011). The assets of Zurich Santander Brasil Seguros e Previdência S.A. R$24,731,463, are primarily composed of R$21,551,422 in debts instruments and equity (public securities, private and fund units specially constituted - guarantors of benefit plans - PGBL / VGBL). The liabilities of Zurich Santander Brasil Seguros e Previdência S.A. amounts R$22,349,428, main represented by R$21,278,718 of liabilities for securities agreements relating to technical provision for insurance operations and pension plans. The gain recognized on this operation was R$424,292, which was recorded as a result on disposal of non-current assets held for sale not classified as discontinued operations. On June 8, 2012 Susep approved the transfer of the direct control of Zurich Santander Brasil Seguros e Previdência S.A. to Zurich Santander Holding (Espanha), S.L., a holding company based in Spain, 100% held by Zurich Santander, and currently the owner of the shares initially transferred to Zurich Santander.

The determination of the final sale and purchase price is pending and will be set appropriately based on the balance sheet to be specially prepared by Zurich Santander Brasil Seguros e Previdência S.A. for the period ended September 30, 2011 released in the first half of 2012 and the price adjustment mechanisms expressly provided for in the Purchase and Sale Agreement dated July 14, 2011.  Once set, Banco Santander will disclose the price to the general public and make the offering of preemptive rights to shareholders, in accordance with Article 253 of Law 6.404/1976.

The transaction fits into the context of the strategic partnership between Santander Spain and Zurich, involving the acquisition by Zurich Santander, all property and casualty insurers and life and welfare of Santander Spain in Argentina, Brazil, Chile, Mexico and Uruguay.

As part of the arrangement of the transaction, Banco Santander exclusively distribute the insurance products in the next 25 years, through its network branch, with the exception of automobile insurance that are not included in the exclusivity scope in the arrangement of the transaction. As a result of these contracts, Banco Santander receive a relative payment equivalent to that received before the transaction

The operation aims to promote and strengthen Banco Santander activities in the insurance market, providing a greater range of products, including classes of customers not currently being reached and leveraging the distribution capabilities of Banco Santander, among others.

e) Partial Spin-off version with Zurich Santander Brasil Seguros e Previdência S.A.  separated part for Sancap Investimentos e Participações S.A (Sancap)

In the context of sale transaction of Zurich Santander Brasil Seguros e Previdência S.A., at the EGM held on April 29, 2011, was approved the Partial spin-off of Zurich Santander Brasil Seguros e Previdência S.A. with the transfer of its equity to a new company, constituted in the act of the partial spin-off, under the company name of Sancap. The spun-off assets to Sancap is total amounting of R$512 million and refers only and exclusively to the totality of the participation held by Zurich Santander Brasil Seguros e Previdência S.A. on Santander Capitalização’s S.A. (Santander Capitalização) capital. The partial spin-off was approved by Susep on August 9, 2011.

f) Others Corporate Movements.

We also performed the following corporate actions:

• Constitution of “Atual Companhia Securitizadora de Créditos Financeiros”, under the meeting held on September 28, 2012, which aims at the acquisition of exclusive social credits from lending operations, financing and leasing;

• Opening capital of Companhia de Crédito, Financiamento e Investimento RCI Brasil (CFI RCI Brasil) in the category “B”, pursuant to the EGM held on August 30, 2012, whose record was obtained with the CVM on November 27,2012;

• Incorporation of all shares of issue Companhia de Arrendamento Mercantil RCI Brasil (RCI Brasil Leasing) by CFI RCI Brasil, on May 31, 2012, so that RCI Brasil Leasing became a wholly owned subsidiary of CFI RCI Brasil. On August 28, 2012 this process was approved by the Bacen; and

• Partial spin-off of CRV Distribuidora da TÍtulos e Valores Mobiliários S.A (CRV DTVM) with the version of the splited portion of Santander Participações on August 31, 2011, being that the split portion was referring solely to the entire interest held by CRV DTVM on the capital of Santander Securities (Brasil) Corretora de Valores Mobiliários S.A. (Santander Securities). On the same date, Santander Securities was acquired by Santander Participações. On January 23, 2012 this process was approved by the Bacen.

•Other Information

It is part of Banco Santander´s policy to restrict the services provided by the independent auditors, so as to preserve the auditor’s independence and objectivity, in accordance with Brazilian and international standards. In compliance with CVM Instruction 381/2003, we hereby inform that during in the years 2012, there hasn´t been any contract for non-audit services from Deloitte Touche Tohmatsu Auditores, which cumulatively represent more than 5% of the related overall consideration.

São Paulo, March 28, 2013

The Board of Directors
The Executive

(Adopted at the Meeting of the Board of  03/27/2013).

***

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 29, 2013

Banco Santander (Brasil) S.A.

By:	/s/ Amancio Acurcio Gouveia
	Name:	Amancio Acurcio Gouveia
	Title:	Officer Without Specific Designation

By:	/s/ Carlos Alberto Lopéz Galán
	Name:	Carlos Alberto Lopéz Galán
	Title:	Vice - President Executive Officer